Exhibit 1

MTS Announces Adi Orzel Board Resignation

Ra’anana, Israel / River Edge, NJ, USA – March 29, 2018 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), enterprise mobility management (EMM) solutions, and video advertising solutions for online and mobile platforms, today announced that Mr. Adi Orzel has resigned from the Board of Directors of MTS, as well as from the position of Chairman of the Board of the Company’s subsidiary, Vexigo Ltd., effective March 31, 2018.

Adi Orzel joined the Board of MTS on April 1, 2015 in conjunction with the closing of the Vexigo acquisition.  “It has been a pleasure being a part of the MTS board of directors. We’ve faced multiple challenges and I appreciate the work and collaboration with all board members and management in facing them and moving the Company forward,” said Adi Orzel.

MTS’s Chairman of the Board, Haim Mer, said, “I value Adi’s strategic vision and am appreciative of his contribution and service to our company. The Board and management of MTS would like to thank Adi for his time and dedication to MTS and we wish him well in his future business endeavors.”

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides call accounting and TEM solutions and services and digital advertising solutions for online and mobile platforms.

MTS’s telecommunications business is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

MTS’s Vexigo (www.vexigo.com) subsidiary provides digital advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

Contacts:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: alon.mualem@mtsint.com